Exhibit 4.12

Private and Confidential Dr B R O’Neill 30 Burdon Lane Cheam Surrey SM2 7PT Subject to Contract Without Prejudice	Lord Trotman Chairman ICI 20 Manchester Square London W1U 3AN T. +44 (0)20 7009 5000 F. +44 (0)20 7009 5732 www.ici.com

21 May 2003

Dear Brendan

I am writing on behalf of Imperial Chemical Industries PLC (the Company) to set out the following terms that will apply in relation to and following the termination of your employment with the Company:

1. For the purposes of determining the compensation payable to you, your employment with the Company is deemed to have terminated on 30 April 2003 (the Termination Date). However, your employment has formally terminated today, 21 May 2003. As the May payroll has already been processed, salary in respect of the whole of May 2003 together with the contribution for your Funded Unapproved Retirement Benefit Scheme for May 2003 will be paid to you through the payroll in the normal way. We also confirm that your salary has been paid and contractual benefits provided in respect of the period to the Termination Date in the normal way. Save as set out in this letter, your entitlement to salary and all other benefits will cease with immediate effect. The Company will issue your Form P45 within 5 working days after the date of this letter.

2. The Company will pay to you within five working days of the date on which the Company receives both this compromise agreement and the letter from your lawyer in the form of Schedule 1, each duly signed, and also following the issue to you of your P45 the sum of £272,917. This payment will be made less appropriate deductions for basic rate tax and any applicable employee National Insurance contributions. The Company believes that the first £30,000 of the said payment is tax free. The Company will withhold the sum of £30,000 from the payment referred to in this paragraph 2 pending confirmation from the Inland Revenue as to whether a payment of £30,000 can be made free of tax (and the Company agrees to use all reasonable endeavours to expedite a response from the Inland Revenue and obtain confirmation that the said sum can be paid tax free). If such confirmation is given the full sum withheld will be released to you as soon as reasonably practicable thereafter (and if such confirmation is not given the payment will be released to you as soon as reasonably practicable thereafter less such tax as may be determined by the Inland Revenue and any applicable National Insurance contributions).

Imperial Chemical Industries PLC Registered in England No. 218019 Registered Office 20 Manchester Square London W1U 3AN

3.

(a)	On the date that falls ten working days after the end of each of six consecutive monthly periods (the first beginning on 1 November 2003 and the sixth ending on 30 April 2004) (each a Monthly Period), you will become entitled to, and the Company will make you a further payment equal to the gross salary that would have been paid to you in respect of that Monthly Period had your employment not terminated, reduced by (i) the gross amount certified in respect of that Monthly Period in accordance with paragraph 3(b) below and (ii) an amount equal to required deductions for tax at the basic rate and any applicable employee National Insurance contributions.

(b)	You will ensure that the Company’s Executive Vice-President Human Resources (or in his absence the Company Secretary) receives, no later than three working days after the end of each Monthly Period, a certificate in the form of Schedule 2 signed by yourself, setting out true and complete details of the gross amount of any employment, consultancy or equivalent income or remuneration or benefits received by you, or on your behalf, during or in relation to the Monthly Period in question or promised to you or on your behalf in relation to that period. If no such income or remuneration or benefit has been received by you, or promised to you or on your behalf, the same should be confirmed by the certificate. You also agree to provide such confirmatory evidence in respect of such income, remuneration or benefits as may reasonably be required by the Company.

(c)	For the avoidance of doubt, the following shall not reduce the amount payable to you pursuant to paragraph 3(a):

(i)	your monthly income as a non-executive director of Tyco, but only for so long as the nature of your role with Tyco, the level of your responsibilities and your remuneration does not materially increase;

(ii)	any remuneration received by you from or in relation to one further Non-Executive Directorship, but only to the extent such remuneration does not exceed an appropriately pro-rated proportion of an annualised fee of £35,000;

(iii)	any Replacement Pension Benefit (as defined in paragraph 5 below). The value of any Replacement Pension Benefit will be dealt with in accordance with paragraph 5 below; and

(iv)	in relation to any period after the Company has ceased to provide comparable benefits in accordance with, as the case may be, paragraphs 7 or 8 below, the value of any private health insurance benefit and/or the provision of a company car (or an allowance in lieu thereof) and/or payment of any associated running costs.

(d)	Should you fail to submit a certificate in accordance with the requirements set out in paragraph 3(b) above, no sum will be payable to you in relation to the Monthly Period in question.

4. The Company will procure that you are credited with an additional 12 months’ service within the Senior Executive Section of the ICI Pension Fund in respect of your pensionable earnings up to the Permitted Maximum (as such term is defined by section 590C Income and Corporation Taxes 1988).

5.

(a)	By way of compensation in respect of contributions that would otherwise have been made to the Funded Unapproved Retirement Benefit Scheme established by the Company for you, the Company will pay you within five working days of the date on which the Company receives both this compromise agreement and the letter from your lawyer in the form of Schedule 1, each duly signed and also following the issue to you of your Form P45 in accordance with paragraph 1, the sum of £69,500 (being 5/12 of 30% of the excess of your annual salary above the Permitted Maximum) less required deductions for basic rate tax and any applicable employee National Insurance contributions.

(b)	You will also become entitled to, and the Company will pay you, on each of 31 January 2004 and 30 April 2004 (each, an Instalment Date) the sum of £41,700 (being ¼ of 30% of the excess of your annual salary above the Permitted Maximum) less (i) the amount determined in accordance with paragraph 5(c) below in relation to the three month period ending on that Instalment Date (the Instalment Period) and (ii) required deductions for basic rate tax and employee National Insurance contributions.

(c)	The amount payable to you pursuant to paragraph 5(b) on each Instalment Date will be reduced by an amount equal to the value of any retirement benefit (including, for the avoidance of doubt, any benefits payable on retirement, early retirement, death or disability) accrued or accumulated to or in relation to you in respect of service with a new employer during or in respect of all or any part of the relevant Instalment Period or in the course of a new consultancy arrangement during or in respect of all or any part of the same period (the Replacement Pension Benefit). If the Replacement Pension Benefit provides defined contribution benefits only, the value of the Replacement Pension Benefit in respect of an Instalment Period shall be determined as an amount equal to the contribution paid, promised or deemed to be made in relation to that period (excluding any employee contributions). If the Replacement Pension Benefit does not provide defined contribution benefits only, the Replacement Pension Benefit in respect of an Instalment Period for the purposes of calculating the deduction to be made in accordance with this paragraph 5(c) shall be determined on actuarial advice using reasonable actuarial assumptions. In the event that you and the Company cannot agree the deduction to be made in accordance with this paragraph 5(c) either party may require the amount to be determined by an independent actuary, to be nominated by the Company and you jointly or, if you and the Company cannot agree, by the President of the Institute of Actuaries on application by either party. The independent actuary will act as an expert and not as an arbitrator and his or her decision will be final and binding on the parties. The independent actuary’s costs will be payable equally by the Company and you. You also agree to provide such confirmatory evidence in respect of such income, remuneration or benefits as may reasonably be required by the Company.

(d)	To enable the necessary determinations to be made in accordance with paragraph 5(c) above, you will ensure that the Company’s Executive Vice-President Human Resources (or in his absence the Company Secretary) receives not less than ten working days prior to each Instalment Date, a certificate signed by yourself in the form of Schedule 2, setting out true and complete details of any Replacement Pension Benefit (including, where relevant, confirmation that there are no such benefits). Should you fail to submit a certificate in accordance with the requirements set out in this sub-paragraph, no sum will be payable to you in relation to the relevant Instalment Period.

6. The Company will pay contributions necessary to maintain the arrangements set out in clauses 11(d)(i) and 11(e)(ii) of your Agreement for Services with the Company dated January 1998 (the Agreement for Services) for 12 months from the Termination Date.

7. The Company will procure that you (and your family) are eligible to continue to participate in the company’s private health insurance arrangements on the same basis as immediately prior to the termination of your employment until the date on which you become eligible to receive comparable benefits from an alternative employment, consultancy arrangement or similar engagement.

8. The Company will procure that you can retain your existing company car until the earlier of:

(a)	30 April 2004; and

(b)	the date on which you become eligible to receive comparable benefits from an alternative employment, consultancy arrangement or similar engagement.

For so long as you retain the car in accordance with this paragraph 8, the Company will continue to pay all running and maintenance costs on the same basis that applied immediately prior to the Termination Date.

9. The Company confirms that, in accordance with Section 7(c) of the Agreement for Services, you may continue to hold any executive options that have previously been granted to you under the ICI Senior Staff Share Option Scheme 1994 for two years from the Termination Date (other than the options granted to you in 2003, which will lapse with immediate effect). For the avoidance of doubt any option that you continue to hold will only become exercisable in accordance with and subject to the terms on which such option was granted (including, without limitation, in relation to the satisfaction of any applicable performance conditions).

10. You acknowledge and agree that:

(a)	all outstanding awards made to you under the Company’s Performance Growth Plan; and

(b)	all outstanding options under the Company’s 1994 UK Sharesave Scheme,

will be treated as having lapsed with immediate effect on the Termination Date.

11. You acknowledge and agree that you have no rights to any payment under the Performance-Related Retention arrangement relating to you.

12. Your eligibility for a bonus in respect of the 2003 financial year will be determined at the same time as bonuses would have been determined under the Annual Incentive Plan if you had remained an employee of the Company. Any bonus will be determined solely by reference to the NCV and Cashflow targets previously set for you. You will be entitled to a bonus equal to 15% of your salary immediately prior to termination if the NCV on-target figures are satisfied, and a further bonus equal to 10% of your salary immediately prior to termination if the cashflow on-target figure is satisfied (in each case subject to any required deductions). No additional bonus will be payable in the event the figures exceed on-target levels. Any payment that may fall due for payment in accordance with this paragraph 12 (which payment will be made on the same date that payment would have been made had you remained an employee of the Company) shall be reduced by any payment made to you or on your behalf in respect of any period prior to 31 December 2003 pursuant to any replacement bonus opportunity provided to or in relation to you in respect of any alternative employment, consultancy arrangement or similar engagement.

13. The Company will procure that you are covered under the Company’s Directors and Officers insurance cover in respect of the period for which you were a director of the Company in accordance with the terms of the cover from time to time in force.

14. The Company will transfer ownership to you (at no charge) of your Personal Computer (and you and the Company will agree suitable arrangements for the deletion of any Company confidential data held on that computer). In addition, you will be entitled to continue to use your ICI email address for a period of two months from the date hereof.

15. You will be reimbursed for all expenses incurred by you in the proper performance of your duties in the usual way up to the Termination Date, subject to the production of such receipts or other documentary evidence of expenditure the Company may reasonably require.

16. The Company agrees to pay your legal fees in connection with taking advice leading to the completion of this compromise agreement (including, for the avoidance of doubt, legal fees incurred by you in relation to your resignation as a director of the Company) plus VAT to be paid within 14 days of receipt from your lawyer of a properly drawn invoice for costs addressed to you and marked payable by the Company.

17. You:

(a)	acknowledge and agree that you are under a legal duty to mitigate any loss arising as a result of the termination of your employment;

(b)	represent and warrant that as at the date you sign this letter you have neither agreed to take employment with or provide consultancy or similar services to any person, firm, company or organisation, nor received any offer of such employment or to provide such services; and

(c)	agree that should you enter into any employment or consultancy arrangements on or prior to the first anniversary of the Termination Date you will not seek to structure these arrangements with the purpose of maximising the payments to you pursuant to paragraphs 3 and 5 or the continuance of the benefits provided to you pursuant to paragraphs 7 and 8.

18. Save where we have agreed otherwise, you will return all company property and documents to the Company Secretary on or before close of business on 30 May 2003.

19. It is a condition of this agreement that you undertake to the Company for itself and on behalf of all those companies and persons referred to below to accept these terms in full and final settlement of all or any claims or rights of action of any kind whatsoever that you may have against the Company or any other Group Company or any director, officer or employee of any such company relating to your employment, directorship, office or the holding of any office or the termination of your employment or directorship including (without limitation) any action that might be commenced before Employment Tribunal or court of law in respect of:

(a)	any common law or statutory claims or claims under European Law;

(b)	any claims that you were unfairly dismissed under the Employment Rights Act 1996 (ERA) Part X, Chapter 1, Section 94;

(c)	any claims of unpaid wages and deductions from wages under ERA Part II, Section 13;

(d)	any claims under the Sex Discrimination Act 1975, Race Relations Act 1976 or the Disability Discrimination Act 1995 (together the Discrimination Acts) or any related EU legislation;

(e)	any claim in respect of the equality clause applied under Section 1 of the Equal Pay Act 1970; or

(f)	any claim under the Working Time Regulations.

20.     The provisions of paragraph 19 shall not apply to any claim that you may have arising out of or in connection with:

(a)	any personal injury claim (and you confirm that you are not aware of any circumstances that might lead or have led to a personal injury claim); or

(b)	your accrued pension rights under the Senior Executive Section of the ICI Pension Fund; or

(c)	the terms of this Agreement.

21. The claims or rights of action referred to in paragraph 19 above shall include any claim or right of action of which, at the time of entering into this compromise agreement, neither you nor the Company are aware and any claim or right of action of which you but not the Company are aware, including any claim or right of action arising from a subsequent retrospective change or clarification of the law. You acknowledge that you agree to the terms of paragraph 19 above notwithstanding that you acknowledge that you may be mistaken as to the facts and/or the law concerning any potential claim or right of action.

22. You hereby undertake that neither you nor anyone acting on your behalf will present or issue any application, claim form, summons, proceedings or process against any company or person referred to in paragraph 19 above.

23. You acknowledge that the Company has agreed these terms in reliance on the representations set out in paragraphs 19, 21 and 22 above and that in the event of any breach of those representations any payment made to you under these terms (aggregated with the value of any benefits provided) must be repaid to the Company forthwith and will be recoverable by the Company as a debt.

24. It is an express condition of this compromise agreement that:

(a)	you have received independent legal advice from Elaine Aarons, partner, Eversheds LLP, as to the terms and effect of this compromise agreement and in particular its effect on your ability to pursue your rights before an Employment Tribunal;

(b)	the conditions in Section 203 of the Employment Rights Act 1996 and the equivalent provisions of the Discrimination Acts, the Working Time Regulations and the Trade Union and Labour Relations (Consolidation) Act 1992 regulating compromise agreements are satisfied; and

(c)	the relevant independent adviser named at paragraph 24(a) above will provide to the Company forthwith upon the execution by you of this compromise agreement a letter duly signed and dated in the form of the agreed draft in the Schedule 1 to this compromise agreement.

25. The Company confirms that as of the date of this letter, neither its directors nor the Company Secretary is aware of any claim the Company or any Group Company (or its or their directors) may have against you.

26. It is agreed that you will not make any derogatory or disparaging comments about the Company or any Group Company, its or their officers, shareholders or employees and that the Company shall take reasonable endeavours to ensure that neither it nor any Group Company, nor any of its or their directors or other officers, shall make any such comments about you. However if any matter becomes known to the Company after the date of this letter which the Company is obliged to disclose for any legal purpose or to comply with any regulatory requirement, the Company will, but only after affording you a reasonable opportunity to comment on any such matter, make such statement as is necessary to meet such purpose or requirement.

27. The Company undertakes as soon as reasonably practicable after receiving a request from any prospective employer or employment agency for a written reference about you to provide a fair and honest reference which is favourable as to your competence, character and integrity and to procure that any oral reference given or oral responses to queries about you are answered consistent with such reference. However, if any matter becomes known to the Company after the date of this letter which would have the effect of such a reference being or becoming materially inaccurate or misleading the Company will, but only having afforded you a reasonable opportunity to comment on any such matter, alter the reference so that it is in the Company’s reasonable opinion accurate in all material respects and not misleading. For the avoidance of doubt, if at any time the Company is required to confirm the date on which your employment terminated, it will state the Termination Date as being that date.

28. The Company will pay for appropriate outplacement services in respect of you on a basis agreed between you and the Company. The Company will pay such costs directly to the provider as soon as reasonably practicable after receipt by the Company of a relevant invoice.

29. You agree that you will not at any time use for your own or another’s advantage or reveal to any person, firm, company or organisation and will use all reasonable endeavours to prevent the publication or disclosure of, any information that you know to be confidential concerning the business or affairs of any Group Company. The restrictions set out in this paragraph shall not apply to any disclosure required by law or so as to prevent you from using your own personal skill in any business in which you may be lawfully engaged in the future.

30. Except in so far as a deduction in respect of the same is made by the Company (for which deduction the Company shall account in full to the Inland Revenue) you accept that you will be responsible for the payment of any income tax (including without limitation any interest, penalties or fines in connection therewith) imposed by any competent taxation authority by reason of your receipt of or entitlement to the payments and benefits referred to in this agreement and you agree to indemnify the Company on a continuing basis against any income tax (including interest, penalties or fines) imposed by any competent taxation authority by reason of your receipt of or entitlement to any such payments of benefits.

31. The Contracts (Rights of Third Parties) Act 1999 applies to this compromise agreement. Your obligations under this compromise agreement may be enforced by the Company, any Group Company and any of their directors, members, officers and employees. This compromise agreement may be rescinded or varied by agreement between you and the Company.

32. For the purposes of this letter Group Companies means Imperial Chemical Industries PLC, its subsidiary and associated undertakings (as defined respectively in Section 258 and paragraph 20(1) of Schedule 4A of the Companies Act 1985), together with any subsidiary or associated undertakings of any such undertakings and Group Company will be interpreted accordingly.

33. The terms of this compromise agreement will be governed by the laws of England and Wales.

34. This compromise agreement shall cease to be without prejudice and subject to contract when it has been signed and returned by you and your lawyer has signed and returned a letter in the form of Schedule 1.

Please countersign the attached copy of this letter to signify your agreement with these arrangements.

Yours sincerely

/s/ Alex Trotman

For and on behalf of
Imperial Chemical Industries PLC

On copy:

I confirm I agree to the arrangements set out in this letter to me from Imperial Chemicals Industries PLC

/s/ B R O’Neill

……………………………………….
Dr Brendan O’Neill

22/05/03

……………………………………….
Date

SCHEDULE 1

LETTER FROM INDEPENDENT LAWYER

I, Elaine Aarons, partner, Eversheds LLP, am a qualified lawyer within the meaning of Section 203(4) of the Employment Rights Act 1996. I have advised Brendan O’Neill on the terms and effect of the compromise agreement between him and his employer, Imperial Chemical Industries PLC dated 21 May 2003 in particular its effect on his ability to pursue his rights before an Employment Tribunal. I confirm that at the time of giving that advice there was a contract of insurance, or an indemnity provided for members of a professional body, covering the risk of a claim by Brendan O’Neill in respect of any loss which may arise in consequence of the advice (save for any uninsured excess or deductible).

Signed: ……………………………………………

Dated: …………………………………

SCHEDULE 2

Certificate of Income

[Month]

To: Executive Vice-President Human Resources
ICI Chemical Industries PLC
[Address]

[Date]

1.      I hereby certify that the details set out below are true and compete details of the gross amount of any employment, consultancy or equivalent income, remuneration or benefits received by my, or promised to me or on my behalf, during or in relation to [month].

Nature and amount/value of relevant income, remuneration or benefits	Name of the employer or recipient of my services

2.      I hereby certify that the details set out below are true and compete details of the retirement benefit (including any benefits for early retirement, death or disability) which will accrue or be accumulated to or in relation to me in respect of service with a new employer or in the course of a new consultancy arrangement during or in relation to the period until [31 January 2004] [30 April 2004] by me, or promised to me or on my behalf.

Details of the Replacement Pension Benefit (including the name of the scheme or plan and whether the benefit is a defined contribution benefit (and if so details of the amount of contributions paid or promised or deemed to be made)	If applicable, details of the amount of all contributions paid by me or on my behalf

I also enclose a copy of:

•	the Replacement Pension Benefit trust deed and applicable rules;

•	all relevant booklets and other notices; and

•	my contract of employment and/or contract for services in respect of which the Replacement Pension Benefit is provided.

I hereby certify that the above details are true and complete details.

…………………………………

Dr Brendan O’Neill

…………………………………

Date

Eversheds LLP Senator House 85 Queen Victoria Street London EC4V 4JL	Tel Fax DX Web	+44 (0) 20 7919 4500 +44 (0) 20 7919 4919 83 Chancery Lane WC2 www.eversheds.com	EVERSHEDS

Imperial Chemical Industries Plc 20 Manchester Square London W1U 3AN	Date	21 May 2003
Your Ref
	Our Ref	AARONSE/138119.010001
	Direct Dial	020 7919 4826
	Direct Fax	020 7849 8704
	E-mail	aaronse@eversheds.com

Dear Sirs

I, Elaine Aarons, partner, Eversheds LLP, am a qualified lawyer within the meaning of Section 203(4) of the Employment Rights Act 1996. I have advised Brendan O’Neill on the terms and effect of the compromise agreement between him and his employer, Imperial Chemical Industries PLC dated 21 May 2003 in particular its effect on his ability to pursue his rights before an Employment Tribunal. I confirm that at the time of giving that advice there was a contract of insurance, or an indemnity provided for members of a professional body, covering the risk of a claim by Brendan O’Neill in respect of any loss which may arise in consequence of the advice (save for any uninsured excess or deductible).

Yours sincerely

/s/ E Aarons

Elaine Aarons (Mrs)
Partner
For Eversheds LLP

Eversheds LLP is a limited liability partnership, registered in England and Wales, registered number OC304065, registered office Senator House, 85 Queen Victoria Street, London, EC4V 4JL.
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